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                     January 18, 2023

       Nathan Miller
       Chief Financial Officer
       PMV Consumer Acquisition Corp.
       249 Royal Palm Way, Suite 503
       Palm Beach, FL 33480

                                                        Re: PMV Consumer
Acquisition Corp.
                                                            Form 10-K for the
year ended December 31, 2021
                                                            File No. 001-39534

       Dear Nathan Miller:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Real Estate & Construction